Exhibit 99.3

SILVERCORP METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Three and Six Months Ended September 30, 2015

(Expressed in thousands of US dollars, except per share figures or otherwise stated)

Table of Contents

1.	Core Business and Strategy	2
2.	Second Quarter of Fiscal Year 2016 Highlights	2
4.	Second Quarter Fiscal Year 2016 Financial Results	12
5.	Liquidity and Capital Resources	14
6.	Financial Instruments and Related Risks	16
7.	Off-Balance Sheet Arrangements	17
8.	Transactions with Related Parties	17
9.	Alternative Performance (Non-IFRS) Measures	18
10.	Critical Accounting Policies and Estimates	24
11.	Changes in Accounting Standards	25
12.	Other MD&A Requirements	25
13.	Outstanding Share Data	25
14.	Risks and Uncertainties	26
15.	Disclosure Controls and Procedures	27
16.	Changes in Internal Control over Financial Reporting	27
17.	Directors and Officers	27
Forward Looking Statements		27

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

that have affected Silvercorp Metals Inc. and its subsidiaries’ (“Silvercorp” or the “Company”) performance and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s unaudited condensed consolidated financial statements for the three and six months ended September 30, 2015 and the related notes contained therein. In addition, the following should be read in conjunction with the audited consolidated financial statements of the Company for the year ended March 31, 2015, the related MD&A, the Annual Information Form (available on SEDAR at www.sedar.com), and the annual report on Form 40-F. The Company reports its financial position, results of operations and cash flow in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Silvercorp’s significant accounting policies are set out in Note 2 of the unaudited condensed consolidated financial statements for the three and six months ended September 30, 2015, as well as Note 2 to the audited consolidated financial statements for the year ended March 31, 2015. This MD&A refers to various non-IFRS measures, such as total and cash cost per ounce of silver, net of by-product credits, all-in & all-in sustaining cost per ounce of silver, net of byproduct credits, cash flow from operations per share, and production costs per tonne. Non-IFRS measures do not have standardized meanings under IFRS. Accordingly, non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations, in section 9 of this MD&A.

This MD&A is prepared as of November 10, 2015 and expressed in thousands of U.S. dollars, except share, per share, unit cost, and production data, unless otherwise stated.

1.	Core Business and Strategy

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China. Silvercorp is the largest primary silver producer in China through the operation of several silver-lead-zinc mines at the Ying Mining District in Henan Province, China. The Company also commenced commercial production at its GC silver-lead-zinc project in Guangdong Province in July 2014. The Company’s shares are traded on Toronto Stock Exchange.

2.	Second Quarter of Fiscal Year 2016 Highlights

  Cash flows from operations of $4.6 million, or $0.03 per share;

  Repurchased 1,638,252 common shares of the Company;

  Ended the quarter with $70.7 million in cash and short term investments;

  Net income attributable to equity shareholders of $2.2 million, or $0.01 per share;

  Silver sales of 1.3 million ounces, lead sales of 13.2 million pounds, and zinc sales of 4.6 million pounds, down 7%, 7%, and 11%, respectively, from the prior year quarter;

  Realized selling price for silver, lead, and zinc at the Ying Mining District dropped by 26%, 8%, and 19%, respectively, compared to the same prior year quarter;

  Sales of $27.2 million, down 27% from the prior year quarter;

  Significant increase of silver-lead concentrate inventory from 430 tonnes to 2,228 tonnes (containing approximately 0.2 million ounces of silver and 2.0 million pounds of lead) at the Ying Mining District, compared to the prior year quarter;

  Gross margin of 32% compared with 49% in the prior year period;

  Cash cost per ounce of silver, net of by-product credits1 , of $1.52, compared to negative $0.98 in the prior year quarter; and

  All-in sustaining cost per ounce of silver, net of by-product credits1 , of $12.40, compared to $9.68 in the prior year quarter.

[1] Non-IFRS measure, see section 9 for reconciliation.

Management’s Discussion and Analysis	Page 2

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Operating Performance

The following table summarizes consolidated and each mining district’s operational information for the three months ended September 30, 2015:

		Three months ended September 30, 2015
		Ying Mining
		District[1]	GC2	Total

Production Data
Mine Data
	Ore Mined (tonne)	171,014	69,546	240,560
	Ore Milled (tonne)	176,936	68,465	245,401

+	Mining cost per tonne of ore mined ($)	86.29	44.68	74.26
	Cash mining cost per tonne of ore mined ($)	62.15	36.49	54.73
	Non cash mining cost per tonne of ore mined ($)	24.14	8.19	19.53

+	Unit shipping costs($)	4.25	-	3.02

+	Milling cost per tonne of ore milled ($)	13.70	18.05	14.91
	Cash milling cost per tonne of ore milled ($)	11.55	15.81	12.74
	Non cash milling cost per tonne of ore milled ($)	2.15	2.24	2.17

+	Average Production Cost
	Silver ($ per ounce)	7.77	7.40	7.89
	Gold ($ per ounce)	502	654	523
	Lead ($ per pound)	0.45	0.54	0.47
	Zinc ($ per pound)	0.37	0.47	0.39

+	Total production cost per ounce of Silver ($)	4.86	2.99	4.67
+	Total cash cost per ounce of Silver ($)	1.88	(1.69)	1.52

+	All-in sustaining cost per ounce of Silver ($)	9.88	13.73	12.40
+	All-in cost per ounce of Silver ($)	12.06	14.80	14.47

	Recovery Rates
	Silver (%)	94.8	77.0	89.8
	Lead (%)	95.0	89.5	93.5
	Zinc (%)	55.1	82.7	62.8

	Head Grades
	Silver (gram/tonne)	246	107	207
	Lead (%)	3.8	1.4	3.1
	Zinc (%)	0.7	2.8	1.3

Concentrate in stock
	Lead concentrate (tonne)	2,228	728	2,956
	Zinc concentate (tonne)	260	456	716

Sales Data
Metal Sales
	Silver (in thousands of ounces)	1,132	128	1,260
	Gold (in thousands of ounces)	0.7	-	0.7
	Lead (in thousands of pounds)	11,529	1,632	13,161
	Zinc (in thousands of pounds)	1,459	3,172	4,631
	Other (in thousands of pound)	-	14,317	14,317

Metal Sales
	Silver (in thousands of $)	13,561	1,151	14,712
	Gold (in thousands of $)	506	13	519
	Lead (in thousands of $)	8,039	1,083	9,122
	Zinc (in thousands of $)	838	1,820	2,658
	Other (in thousands of $)	-	202	202
		22,944	4,269	27,213
Average Selling Price, Net of Value Added Tax and Smelter Charges
	Silver ($ per ounce)	11.98	9.02	11.68
	Gold ($ per ounce)	773	797	774
	Lead ($ per pound)	0.71	0.66	0.69
	Zinc ($ per pound)	0.57	0.57	0.57

1 Ying Mining District includes mines: SGX, TLP, HPG,LM, BCG and HZG.
2 GC Silver recovery rate consists of 55.3% from lead concentrates and 21.7% from zinc concentrates.
2 GC Silver sold in zinc concentrates is subjected to higher smelter and refining charges which lower the net silver selling price.
+Non-IFRS measures, see section 9 for reconciliation.

Management’s Discussion and Analysis	Page 3

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table summarizes consolidated and each mining district’s operational information for the three months ended September 30, 2014:

		Three months ended September 30, 2014
		Ying Mining
		District[1]	BYP	GC	Total

Production Data
Mine Data
	Ore Mined (tonne)	197,135	10,344	70,898	278,377
	Ore Milled (tonne)	190,831	18,296	69,144	278,271

+	Mining cost per tonne of ore mined ($)	55.41	29.93	51.69	53.52
	Cash mining cost per tonne of ore mined ($)	43.62	23.38	29.25	39.21
	Non cash mining cost per tonne of ore mined ($)	11.79	6.55	22.44	14.31

+	Unit shipping costs($)	4.38	-	-	3.10

+	Milling cost per tonne of ore milled ($)	14.85	11.73	22.81	16.62
	Cash milling cost per tonne of ore milled ($)	12.77	10.56	17.59	13.82
	Non cash milling cost per tonne of ore milled ($)	2.08	1.17	5.22	2.80

+	Average Production Cost
	Silver ($ per ounce)	7.43	-	12.79	8.16
	Gold ($ per ounce)	383	227	-	441
	Lead ($ per pound)	0.36	-	0.58	0.39
	Zinc ($ per pound)	0.32	-	0.61	0.38

+	Total production cost per ounce of Silver ($)	2.35		4.39	2.50
+	Total cash cost per ounce of Silver ($)	(0.16)		(11.59)	(0.98)

+	Total production cost per ounce of Gold ($)		229		229
+	Total cash cost per ounce of Gold ($)		386		386

+	All-in sustaining cost per ounce of Silver ($)[2]	7.68	180.25	(4.22)	9.68
+	All-in cost per ounce of Silver ($)[2]	23.49	205.25	6.64	25.05

	Recovery Rates
	Silver (%) [3]	94.4		79.4	90.4
	Gold (%)		89.1		89.1
	Lead (%)	95.2		88.1	93.3
	Zinc (%)	56.7		81.0	63.2

	Head Grades
	Silver (gram/tonne)	223		107	192
	Gold (gram/tonne)		2.3		2.3
	Lead (%)	3.3		1.4	2.8
	Zinc (%)	0.7		2.8	1.2

Concentrate in stock
	Lead concentrate (tonne)	430	-	528	958
	Zinc concentate (tonne)	40	-	238	278

Sales Data
Metal Sales
	Silver (in thousands of ounce)	1,251	-	97	1,348
	Gold (in thousands of ounce)	0.8	0.1	-	0.9
	Lead (in thousands of pound)	12,665	-	1,428	14,093
	Zinc (in thousands of pound)	1,944	-	3,259	5,203
	Other (in thousands of pound)	-	-	11,343	11,343

Metal Sales
	Silver (in thousands of $)	20,148	-	1,585	21,733
	Gold (in thousands of $)	655	94	-	749
	Lead (in thousands of $)	9,759	-	1,060	10,819
	Zinc (in thousands of $)	1,364	-	2,538	3,902
	Other (in thousands of $)	-	-	130	130
		31,926	94	5,313	37,333
Average Selling Price, Net of Value Added Tax and Smelter Charges
	Silver ($ per ounce)	16.11	-	16.35	16.12
	Gold ($ per ounce)	831	1,313	-	871
	Lead ($ per pound)	0.77	-	0.74	0.77
	Zinc ($ per pound)	0.70	-	0.78	0.75
	Other ($ per pound)	-	-	0.01	0.01

1 Ying Mining District includes mines: SGX, TLP, HPG&LM.
2 BYP gold ounces converted to silver equivalent using a ratio of 50:1.
3 GC silver recovery rate consist of 55.8% from lead concentrate and 23.6% from zinc concentrate.
+Non-IFRS measures, see section 9 for reconciliation.

Management’s Discussion and Analysis	Page 4

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table summarizes consolidated and each mining district’s operational information for the six months ended September 30, 2015:

		Six months ended September 30, 2015
		Ying Mining
		District[1]	GC2	Total

Production Data
Mine Data
	Ore Mined (tonne)	338,120	136,273	474,393
	Ore Milled (tonne)	337,213	135,145	472,358

+	Mining cost per tonne of ore mined ($)	80.71	50.63	72.06
	Cash mining cost per tonne of ore mined ($)	59.43	42.49	54.56
	Non cash mining cost per tonne of ore mined ($)	21.28	8.14	17.50

+	Unit shipping costs($)	4.15	-	2.96

+	Milling cost per tonne of ore milled ($)	14.51	17.94	15.49
	Cash milling cost per tonne of ore milled ($)	12.23	15.67	13.21
	Non cash milling cost per tonne of ore milled ($)	2.28	2.27	2.28

+	Average Production Cost
	Silver ($ per ounce)	7.81	8.80	8.17
	Gold ($ per ounce)	499	707	535
	Lead ($ per pound)	0.44	0.61	0.47
	Zinc ($ per pound)	0.39	0.55	0.41

+	Total production cost per ounce of Silver ($)	4.53	5.91	4.69
+	Total cash cost per ounce of Silver ($)	1.44	1.52	1.45

+	All-in sustaining cost per ounce of Silver ($)	9.52	11.04	11.65
+	All-in cost per ounce of Silver ($)	10.86	11.55	12.88

	Recovery Rates
	Silver (%)	94.7	77.5	89.8
	Lead (%)	95.0	88.6	93.1
	Zinc (%)	54.1	82.9	62.3

	Head Grades
	Silver (gram/tonne)	252	107	211
	Lead (%)	3.7	1.4	3.0
	Zinc (%)	0.8	2.8	1.3

Concentrate in stock
	Lead concentrate (tonne)	2,228	728	2,956
	Zinc concentate (tonne)	260	456	716

Sales Data
Metal Sales
	Silver (in thousands of ounces)	2,321	309	2,630
	Gold (in thousands of ounces)	1.5	-	1.5
	Lead (in thousands of pounds)	23,456	4,052	27,508
	Zinc (in thousands of pounds)	2,831	6,201	9,032
	Other (in thousands of pound)	-	26,532	26,532

Metal Sales
	Silver (in thousands of $)	29,523	3,107	32,630
	Gold (in thousands of $)	1,230	23	1,253
	Lead (in thousands of $)	16,691	2,812	19,503
	Zinc (in thousands of $)	1,775	3,896	5,671
	Other (in thousands of $)	-	376	376
		49,219	10,214	59,433
Average Selling Price,Net of Value Added Tax and Smelter Charges
	Silver ($ per ounce)	12.72	10.06	12.41
	Gold ($ per ounce)	813	808	813
	Lead ($ per pound)	0.71	0.69	0.71
	Zinc ($ per pound)	0.63	0.63	0.63

1 Ying Mining District includes mines: SGX, TLP, HPG,LM, BCG and HZG.
2 GC Silver recovery rate consists of 55.3% from lead concentrates and 22.2% from zinc concentrates.
2 GC Silver sold in zinc concentrates is subjected to higher smelter and refining charges which lower the net silver selling price.
+Non-IFRS measures, see section 9 for reconciliation.

Management’s Discussion and Analysis	Page 5

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table summarizes consolidated and each mining district’s operational information for the six months ended September 30, 2014:

		Six months ended September 30, 2014
		Ying Mining
		District[1]	BYP	GC	Total

Production Data
Mine Data
	Ore Mined (tonne)	370,619	46,547	70,898	488,064
	Ore Milled (tonne)	360,311	48,844	69,144	478,299

+	Mining cost per tonne of ore mined ($)	56.79	30.46	51.69	53.53
	Cash mining cost per tonne of ore mined ($)	45.18	22.85	29.25	40.74
	Non cash mining cost per tonne of ore mined ($)	11.61	7.61	22.44	12.80

+	Unit shipping costs($)	4.56	-	-	3.46

+	Milling cost per tonne of ore milled ($)	14.69	13.36	22.81	15.72
	Cash milling cost per tonne of ore milled ($)	12.49	12.27	17.59	13.20
	Non cash milling cost per tonne of ore milled ($)	2.20	1.09	5.22	2.52

+	Average Production Cost
	Silver ($ per ounce)	7.51	-	12.79	7.96
	Gold ($ per ounce)	408	564	-	481
	Lead ($ per pound)	0.36	-	0.58	0.38
	Zinc ($ per pound)	0.32	-	0.61	0.36
	Other ($ per pound)	-	-	0.01	0.01

+	Total production cost per ounce of Silver ($)	2.62		4.39	2.69
+	Total cash cost per ounce of Silver ($)	0.14		(11.59)	(0.32)

+	Total production cost per ounce of Gold ($)		565		565
+	Total cash cost per ounce of Gold ($)		454		454

+	All-in sustaining cost per ounce of Silver ($)[2]	8.44	19.54	(4.22)	10.74
+	All-in cost per ounce of Silver ($)[2]	17.79	21.24	11.30	20.14

	Recovery Rates
	Silver (%) [3]	94.0		79.4	91.6
	Gold (%)		89.5		89.5
	Lead (%)	95.5		88.1	94.3
	Zinc (%)	56.7		81.0	60.6

	Head Grades
	Silver (gram/tonne)	225		107	206
	Gold (gram/tonne)		2.6		2.6
	Lead (%)	3.3		1.4	3.0
	Zinc (%)	0.7		2.8	1.0

Concentrate in stock
	Lead concentrate (tonne)	430	-	528	958
	Zinc concentate (tonne)	40	-	238	278

Sales Data
Metal Sales
	Silver (in thousands of ounce)	2,377	-	97	2,474
	Gold (in thousands of ounce)	1.6	2.7	-	4.3
	Lead (in thousands of pound)	24,194	-	1,428	25,622
	Zinc (in thousands of pound)	3,155	-	3,259	6,414
	Other (in thousands of pound)	-	-	11,343	11,343

Metal Sales
	Silver (in thousands of $)	37,927	-	1,585	39,512
	Gold (in thousands of $)	1,396	2,775	-	4,171
	Lead (in thousands of $)	18,412	-	1,060	19,472
	Zinc (in thousands of $)	2,126	-	2,538	4,664
	Other(in thousands of $)	-	-	130	130
		59,861	2,775	5,313	67,949
Average Selling Price,Net of Value Added Tax and Smelter Charges
	Silver ($ per ounce)	15.96	-	16.35	15.97
	Gold ($ per ounce)	867	1,024	-	965
	Lead ($ per pound)	0.76	-	0.74	0.76
	Zinc ($ per pound)	0.67	-	0.78	0.73
	Other ($ per pound)	-	-	0.01	0.01

1 Ying Mining District includes mines: SGX, TLP, HPG&LM.
2 BYP gold ounces converted to silver equivalent using a ratio of 50:1.
3 GC silver recovery rate consist of 55.8% from lead concentrate and 23.6% from zinc concentrate.
+ Non-IFRS measures, see section 9 for reconciliation

Management’s Discussion and Analysis	Page 6

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(a)	Mine and Milling Production

For the three months ended September 30, 2015 (“Q2 Fiscal 2016”), on a consolidated basis, the Company mined 240,560 tonnes of ore, down 14% compared to 278,377 tonnes in the three months ended September 30, 2014 (“Q2 Fiscal 2015”). The decrease in ore mined was mainly due to i) 26,121 tonnes decrease at the Ying Mining District as the Company reduced the mining activities at the relatively lower grade HPG mine and LM mine in light of the current low metal prices, and ii) no production from the BYP mine as the BYP mine was in care and maintenance since August 2014. Ore milled decreased correspondingly by 12% to 245,401 tonnes of ore compared to 278,271 tonnes in Q2 Fiscal 2015.

For the six months ended September 30, 2015, on a consolidated basis, the Company mined 474,393 tonnes of ore, a 3% decrease compared to 488,064 tonnes in the same prior year period. In the same comparative periods, ore milled decreased 1% to 472,358 tonnes ore compared to 478,299 tonnes.

(b)	Mining and Milling Costs

In Q2 Fiscal 2016, the consolidated cash mining cost were $13.2 million, or $54.73 per tonne, compared to $10.9 million or $39.21 per tonne in Q2 Fiscal 2015. The increase in cash mining cost is mainly due to) $2.0 million increase at the Ying Mining District, mainly arising from continued adjustments and impacts to production arising from a mining contractor’s termination as announced in the previous quarter, and more underground drilling and mining preparation tunnelling to achieve better grade control, ii) the elimination of the relatively lower per tonne mining cost from the BYP mine, which was in care and maintenance since August 2014, and iii) relatively higher unit mining cost production at the GC mine.

The consolidated cash milling cost in Q2 Fiscal 2016 were $3.1 million or $12.74 per tonne compared to $3.8 million or $13.82 per tonne, respectively, in Q2 Fiscal 2015.

For the six months ended September 30, 2015, the consolidated cash mining cost were $25.9 million or $54.56 per tonne, compared to $19.9 million or and $40.74 per tonne of ore mined in the same prior year period. Meanwhile, consolidated cash milling costs were $6.2 million or $13.21 per tonne compared to $6.3 million or $13.20 per tonne of ore milled.

Compared to the Company’s forecasted production costs for Fiscal 2016 announced February 12, 2015, the consolidated average cash production costs per tonne in the current quarter are within the Company’s guidance. Each mine’s production costs are further discussed in item (f) – Operation Review below.

(c)	Metal Sales

In Q2 Fiscal 2016, the Company sold 1.3 million ounces of silver, 13.2 million pounds of lead, and 4.6 million pounds of zinc, compared to 1.3 million ounces of silver, 14.1 million pounds of lead, and 5.2 million pounds of zinc, respectively, in Q2 Fiscal 2015. The decrease of metal sales is mainly because the Company intentionally increased its inventory of concentrates in reaction to the lower metal prices. As at September 30, 2015, the Company increased its silver-lead and zinc concentrate inventories by 1,998 and 438 tonnes respectively, ending the quarter with 2,956 tonnes of lead and 716 tonnes of zinc concentrates, respectively, compared to 958 tonnes of silver-lead and 278 tonnes of zinc concentrates in inventory as at September 30, 2014.

For the six months ended September 30, 2015, the Company sold 2.6 million ounces of silver, 27.5 million pounds of lead, and 9.0 million pounds of zinc, compared to 2.5 million ounces of silver, 25.6 million pounds of lead, and 6.4 million pounds of zinc, respectively, in the same prior year period.

Management’s Discussion and Analysis	Page 7

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(d)	Total and Cash Cost per Ounce of Silver, Net of By-Product Credits[2]

In Q2 Fiscal 2016, the consolidated total production cost and cash cost per ounce of silver, net of byproduct credits, were $4.67 and $1.52 compared to $2.50 and negative $0.98, respectively, in Q2 Fiscal 2015. The overall increase in cash cost per ounce of silver, net of by-product credits, is mainly due to the decline of metal prices, less by-product sales, and higher per tonne cash mining costs in the current quarter.

For the six months ended September 30, 2015, the consolidated total production cost and cash cost per ounce of silver, net of by-product credits, were $4.69 and $1.45 compared to $2.69 and negative $0.32, respectively, in the same prior year periods.

(e)	All-in Sustaining Cost per Ounce of Silver, Net of By-Product Credits[1]

In Q2 Fiscal 2016, the consolidated all-in sustaining cost per ounce of silver, net of by-product credits is $12.40 compared to $9.68 in Q2 Fiscal 2015. The increase in all-in sustaining cost is mainly due to the increase of cash cost per ounce of silver, net of by-product credits as discussed above.

For the six months ended September 30, 2015, the consolidated all-in sustaining cost per ounce of silver, net of by-product credits is $11.65 compared $10.74 in the same prior year periods.

(f)	Operation Review

(i)	Ying Mining District

The Ying Mining District consists of several mines, including SGX, HPG, TLP, and LM mines, and is the Company’s primary source of production.

The operational results at the Ying Mining District for the past five quarters are summarized in the table below:

Operational results - Ying Mining District
	Q2 2016	Q1 2016	Q4 2015	Q3 2015	Q2 2015
	30-Sep-15	30-Jun-15	31-Mar-15	31-Dec-14	30-Sep-14

Ore Mined (tonne)	171,014	167,107	112,327	175,782	197,135
Ore Milled (tonne)	176,936	160,277	99,478	187,154	190,831
Head Grades
Silver (gram/tonne)	246	250	268	253	223
Lead (%)	3.8	3.6	3.7	3.6	3.3
Zinc (%)	0.7	0.8	0.8	1.0	0.7
Recovery Rates
Silver (%)	94.8	94.7	94.8	94.7	94.4
Lead (%)	95.0	94.9	95.3	95.9	95.2
Zinc (%)	55.1	53.5	52.4	66.8	56.7
Metal Sales
Silver (in thousands of ounce)	1,132	1,190	822	1,421	1,251
Gold (in thousands of ounce)	0.7	0.9	0.6	0.9	0.8
Lead (in thousands of pound)	11,529	12,454	8,312	14,168	12,665
Zinc (in thousands of pound)	1,459	1,529	875	2,531	1,944
Cash mining cost ($ per tonne )	62.15	56.65	53.25	57.79	43.62
Total mining cost ($ per tonne )	86.29	75.00	74.84	73.28	55.41
Cash milling cost ($ per tonne )	11.55	12.98	16.20	13.63	12.77
Total milling cost ($ per tonne )	13.70	15.40	20.09	15.77	14.85

[2] Non-IFRS measure, see section 9 for reconciliation

Management’s Discussion and Analysis	Page 8

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

In Q2 Fiscal 2016, the total ore mined at the Ying Mining District was 171,014 tonnes compared to total ore production of 197,135 tonnes in Q2 Fiscal 2015. Silver and lead head grades improved by 10% and 15%, respectively, to 246 grams per tonne (“g/t”) for silver and 3.8% for lead from 223 g/t for silver and 3.3% for lead, respectively, in Q2 Fiscal 2015.

In Q2 Fiscal 2016, the Ying Mining District sold 1.1 million ounces of silver, 700 ounces of gold, 11.5 million pounds of lead, and 1.5 million pounds of zinc, compared to 1.3 million ounces of silver, 788 ounces of gold, 12.7 million pounds of lead, and 1.9 million pounds of zinc in Q2 Fiscal 2015. The decrease of metal sales is mainly due to the Company intentionally increasing its inventory of concentrates in reaction to lower metal prices. As at September 30, 2015, the Ying Mining District had 2,228 tonnes of lead concentrates and 260 tonnes of zinc concentrates in inventory, 1,798 and 220 tonnes higher, respectively, compared to 430 tonnes of lead concentrates and 40 tonnes of zinc concentrates in stock as at September 30, 2014. The estimated metals contained in the concentrates inventory as at September 30, 2015, are approximately 0.2 million ounces of silver, 2.0 million pounds of lead, and 0.2 million pounds of zinc higher, respectively, compared to the metals contained in concentrates inventory as at September 30, 2014.

In February 2015, the Company terminated one mining contractor upon the expiration of its contract and entered into contracts with three new mining contractors to replace the terminated contractor who previously worked out of three portals at the SGX Mine. Regrettably, the changeover process for the terminated contractor was slow as the Company and the contractor being terminated had protracted disagreements and negotiations regarding the final bill payment. In June 2015, the Company reached an agreement with the terminated contractor, resulting in the contractor departing from all the three portals, which returned to normal operations in the current quarter. The changeover disruptions have impacted not only the production but also resulted in additional costs of approximately $0.5 million in the current quarter and $1.5 million in total incurred at the SGX mine.

In Q2 Fiscal 2016, the cash mining costs at the Ying Mining District were $10.6 million or $62.15 per tonne, compared to $8.6 million or $43.62 per tonne in Q2 Fiscal 2015. The increase in cash mining costs was mainly due to: i) $0.5 million or $2.6 per tonne arising from the mining contractor changeover interruption; ii) $2.1 million or $14.5 per tonne increase in mining preparation costs as approximately 22,846 metres (“m”) of underground diamond drilling and 6,507 metres of preparation tunnelling were conducted in the current quarter, compared to 7,104 m of underground diamond drilling and 4,503 m of preparation tunnelling expensed in Q2 Fiscal 2015; iii) $0.1 million or $0.8 per tonne increase in mine administration costs; offset by iv) $0.3 million or $0.9 per tonne decrease in labour costs; and v) $0.2 million decrease in mining contractors’ costs, but lower production output resulting in a higher per tonne costs.

Compared to the cash mining cost of $9.5 million or $56.65 per tonne in Q1 Fiscal 2016, the cash mining cost increased by $1.1 million or $5.50 per tonne in Q2 Fiscal 2016. Excluding the additional costs arising from the mining contractor interruption, the increase in cash mining costs was mainly due to i) a $1.4 million increase in mining preparation costs as 22,846 m of underground diamond drilling and 6,507 m of preparation tunnelling were completed, and ii) a $0.2 million or $0.6 increase in mining contractors’ costs as more re-suing mining methods were employed.

In Q2 Fiscal 2016, total ore milled at the Ying Mining District was 176,936 tonnes, a decrease of 7% compared to 190,831 tonnes in Q2 Fiscal 2015. Cash milling costs were $2.0 million or $11.55 per tonne, a decrease of $0.4 million or $1.22 per tonne, compared to $2.4 million or $12.77 per tonne in Q2 Fiscal 2015.

All in sustaining costs and all in costs, net of by-product credits, at the Ying Mining District in Q2 2016 was $9.88 and $12.06 per ounce of silver compared to $7.68 and $23.49, respectively, in Q2 Fiscal 2015.

For the six months ended September 30, 2015, the total ore mined at the Ying Mining District was 338,120 tonnes compared to 370,619 tonnes in the same prior year period. Correspondingly, total ore

Management’s Discussion and Analysis	Page 9

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

milled was 337,213 tonnes compared to 360,311 tonnes. Head grades were 252 g/t for silver and 3.7% for lead compared to 225 g/t for silver and 3.3% for lead, respectively.

During the same time periods, the Ying Mining District sold 2.3 million ounces of silver, 1,500 ounces of gold, 23.5 million pounds of lead, and 2.8 million pounds of zinc, compared to 2.4 million ounces of silver, 1,610 ounces of gold, 24.2 million pounds of lead, and 3.2 million pounds of zinc in the prior year.

For the six months ended September 30, 2015, the cash mining costs at the Ying Mining District were $20.1 million or $59.43 per tonne, compared to $16.7 million or $45.18 per tonne in the same prior year period. The increase in cash mining costs per tonne was mainly due to i) a $1.5 million or $4.5 per tonne increase arising from the mining contractor changeover interruption; ii) a $2.4 million or $9.6 per tonne increase in mining preparation costs as approximately 39,212 m of underground diamond drilling and 12,563 m of preparation tunnelling were conducted in the current period, compared to 15,709 m of underground diamond drilling and 9,251 m of preparation tunnelling expensed in the same prior year period , and iii) lower production output resulting in a higher per unit fixed costs allocation.

All in sustaining costs and all in costs, net of by-product credits, at the Ying Mining District for the six months ended September 30, 2015 was $9.52 and $10.86 per ounce of silver compared to $8.44 and $17.79, respectively, in same prior year period.

In Q2 Fiscal 2016, in additional to approximately 22,846 m of underground diamond drilling and 6,507 m of preparation tunnelling, which were expensed and included in the mining preparation costs, Ying Mining District completed and capitalized approximately 17,271 m of horizontal tunnels, raises and declines. Total exploration and development expenditures capitalized for the Ying Mining District were $5.7 million compared to $9.0 million in Q2 Fiscal 2015.

For the six months ended September 30, 2015, in additional to approximately 39,212 m underground diamond drilling and 12,563 m preparation tunnelling, which were expensed and included in the mining preparation costs, Ying Mining District completed and capitalized approximately 35,790 m of horizontal tunnel, raises, and declines. Total exploration and development expenditures capitalized for the Ying Mining District were $11.8 million in the six months ended September 30, 2015 compared to $17.1 million in the same prior year period.

Management’s Discussion and Analysis	Page 10

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(ii)	GC Mine

Commercial production at GC mine commenced on July 1, 2014, and the trial mining operation results in Q1 Fiscal 2015 have been excluded from the consolidated operation results discussed above and revenue realized from metal sales during the trial period was offset against costs capitalized.

The operational results at the GC mine for the past five quarters are summarized in the table below:

Production results - GC Mine	Q2 2016	Q1 2016	Q4 2015	Q3 2015	Q2 2015
	30-Sep-15	30-Jun-15	31-Mar-15	31-Dec-14	30-Sep-14

Ore Mined (tonne)	69,546	66,727	46,111	87,916	70,898
Ore Milled (tonne)	68,465	66,679	46,100	90,287	69,144
Head Grades
Silver (gram/tonne)	107	93	107	104	107
Lead (%)	1.4	1.7	1.2	1.3	1.4
Zinc (%)	2.8	2.5	2.6	2.6	2.8
Recovery Rates
Silver (%)	77.0	79.3	76.1	75.9	79.4
Lead (%)	89.5	89.7	84.9	85.9	88.1
Zinc (%)	82.7	85.1	80.0	80.6	81.0
Metal Sales
Silver (in thousands of ounce)	128	181	99	251	97
Lead (in thousands of pound)	1,632	2,420	867	2,500	1,428
Zinc (in thousands of pound)	3,172	3,029	1,668	4,452	3,259
Cash mining cost ($ per tonne)	36.49	48.74	86.35	33.11	29.25
Total mining cost ($ per tonne)	44.68	56.83	132.41	55.20	51.69
Cash milling cost ($ per tonne)	15.81	15.52	42.70	15.82	17.59
Total milling cost ($ per tonne)	18.05	17.83	58.58	19.88	22.81

Total ore mined at GC mine in Q2 Fiscal 2016 was 69,546 tonnes at a total mining cost and cash mining cost of $44.68 and $36.49, compared to 70,898 tonnes mined in Q2 Fiscal 2015 at a total mining cost and cash mining cost of $51.69 and $29.25. The increase in cash mining cost was mainly due to $0.6 million or $8.5 per tonne increase in mining preparation cost offset by $0.1 million or $1.7 per tonne in mining contractor’s cost.

Total ore milled at GC mine in Q2 Fiscal 2016 was 68,465 at a total milling cost and cash milling cost of $18.05 and $15.81, compared to 69,144 tonnes milled in Q2 Fiscal 2015 at a total milling cost and cash milling cost of $22.81 and $17.59.

The head grades at GC mine were 107 g/t for silver, 1.4% for lead, and 2.8% for zinc in Q2 Fiscal 2016, which are comparable to the head grades in Q2 Fiscal 2015.

Recovery rates at GC mine were 77% for silver, 89.5% for lead, and 82.7% for zinc in Q2 Fiscal 2016 compared to 79.4% for silver, 88.1% for lead, and 81.0% for zinc, respectively in Q2 Fiscal 2015.

In Q2 Fiscal 2016, in additional to approximately 6,882 m of underground diamond drilling and 677 m of preparation tunnelling, which were expensed and included in the mining preparation costs, GC mine completed and capitalized approximately 3,090 m of horizontal tunnels, raises and declines. Total exploration and development expenditures capitalized at the GC mine were $0.3 million compared to $1.9 million in Q2 Fiscal 2015.

For the six months ended September 30, 2015, in additional to approximately 14,298 m of underground diamond drilling and 1,962 m of preparation tunnelling, which were expensed and included in the mining preparation costs, GC mine completed and capitalized approximately 6,459 m of horizontal tunnel, raises, and declines. Total exploration and development expenditures capitalized at the GC mine were $0.5 million in the six months ended September 30, 2015 compared to $2.3 million in the same

Management’s Discussion and Analysis	Page 11

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

prior year period.

(iii)	BYP Mine

BYP mine has been placed on care and maintenance since August 2014 in consideration of the required capital upgrades to sustain its ongoing production and the market environment. BYP mine is not viewed as a core asset of the Company and the Company is considering various strategic options for this project.

In Q2 Fiscal 2015, the BYP mine processed 18,296 tonnes of ore with a head grade of 2.3 g/t for gold, and for the six months ended September 30, 2014, the BYP mine processed 48,844 tonnes of ore with a head grade of 2.6 g/t for gold.

(iv)	XHP Project

Activities at the XHP project have been suspended since Fiscal 2014 as part the Company’s cost saving measures. The Company is considering various strategic alternatives for this project.

4.	Second Quarter Fiscal Year 2016 Financial Results

The tables below set out selected quarterly results for the past eight quarters:

	Sep 30,2015	Jun 30,2015	Mar 31,2015	Dec 31, 2014
Sales	$27,213	$32,220	$20,269	$40,247
Gross Profit	8,828	11,456	5,224	15,403
Expenses and foreigh exchange	(4,770)	(7,280)	(2,223)	(6,229)
Other Items	325	(95)	(130,257)	256
Net Income (Loss)	2,979	3,771	(130,070)	7,080
Net income (Loss), attributable to the
shareholders of the Company	2,234	2,296	(118,549)	5,468
Basic earnings (loss) per share	0.01	0.01	(0.69)	0.03
Diluted earnings (loss) per share	0.01	0.01	(0.69)	0.03
Cash dividend declared	-	685	674	736
Cash dividended declared per share (CAD)	-	0.005	0.005	0.005

	Sep 30,2014	Jun 30, 2014	Mar 31, 2014	Dec 31, 2013
Sales	$37,333	$30,616	$16,135	$23,970
Gross Profit	18,894	15,653	6,945	10,469
Expenses and foreigh exchange	(5,901)	(7,474)	(3,717)	(5,733)
Other Items	1,196	141	(6,305)	708
Net Income (Loss)	9,614	4,635	(4,677)	3,144
Net income (Loss), attributable to the shareholders of the Company	7,228	2,744	(4,541)	2,163
Basic earnings (loss) per share	0.04	0.02	(0.03)	0.01
Diluted earnings (loss) per share	0.04	0.02	(0.03)	0.01
Cash dividend declared	763	800	773	4,017
Cash dividended declared per share (CAD)	0.005	0.005	0.005	0.025

Financial results including sales, gross profit, net income, basic earnings per share, and diluted earnings per share are heavily influenced by changes in commodity prices, particularly, the silver price.

Net income attributable to the shareholders of the Company in Q2 Fiscal 2016 was $2.2 million, or $0.01 per share compared to $7.2 million, or $0.04 per share in Q2 Fiscal 2015. For the six months ended September 30, 2015, net income attributable to the shareholders of the Company was $4.5 million, or $ 0.03 per share compared to $10.0 million or $0.06 per share in the same prior year period.

In the current quarter, the Company’s financial results were mainly impacted by the following: i) lower metal prices, as the realized selling price for silver, lead, and zinc at the Ying Mining District dropped by 26%, 8%, and 19%, respectively, compared to the same prior year quarter; ii) lower gold production and

Management’s Discussion and Analysis	Page 12

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

sales as operations at BYP mine have been suspended since August 2014; iii) higher production costs; and iv) lower amount of metals sold as increase in silver-lead and zinc concentrate inventory as discussed at item 3(f)(i) above.

Sales in Q2 Fiscal 2016 were $27.2 million compared to $37.3 million in Q2 Fiscal 2015. Silver and gold sales represented $14.7 million and $0.5 million, respectively, while base metals represented $12.0 million of total sales in this quarter compared to silver, gold and base metals of $21.7 million, $0.7 million, and $14.9 million, respectively, in Q2 Fiscal 2015.

For the six months ended September 30, 2015, sales were $59.4 million compared to $67.9 million in the same prior year period.

Fluctuations in sales revenue are mainly dependent on metal production and the realized metal price. The net realized selling price is calculated using Shanghai Metal Exchange (“SME”) prices, less smelter charges and recovery, and a value added tax (“VAT”) at a rate of 17% (VAT is not applied to gold sales). The following table is a reconciliation of the Company’s net realized selling prices in Q2 Fiscal 2016, including a comparison with London Metal Exchange (“LME”) prices:

	Silver (in US$/ounce)		Gold (in US$/ounce)		Lead (in US$/pound)		Zinc (in US$/pound)
	Q2 2016	Q2 2015	Q2 2016	Q2 2015	Q2 2016	Q2 2015	Q2 2016	Q2 2015
Net realized selling prices	$11.68	$16.12	$774	$871	$0.69	$0.77	$0.57	$0.75
Add back: Value added taxes	1.99	2.74	-	-	0.12	0.13	0.10	0.13
Add back: Smelter charges and recovery	2.54	2.42	356	417	0.15	0.14	0.40	0.34
SME	$16.21	$21.28	$1,130	$1,288	$0.96	$1.04	$1.07	$1.22
LME	$14.91	$19.76	$1,124	$1,282	$0.78	$0.99	$0.84	$1.05

Cost of sales in Q2 Fiscal 2016 was $18.4 million compared to $18.9 million in Q2 Fiscal 2015. The cost of sales included $14.4 million (Q2 Fiscal 2015 - $14.2 million) cash costs and $4.0 million (Q2 Fiscal 2015 - $4.7 million) depreciation, amortization and depletion charges. The decrease in cost of sales is mainly due to lower amount of metals sold in the quarter, offset by the increase in per tonne mining production costs.

For the six months ended September 30, 2015, cost of sales was $39.1 million (cash costs - $30.6 million) compared to $33.9 million (cash costs - $26.1 million) in the same prior year period. The increase in cost of sales is mainly due to more metals sold and the increase in mining production costs.

Gross profit margin in Q2 Fiscal 2016 was 32% compared to 49% in Q2 Fiscal 2015. For the six months ended September 30, 2015, gross profit was 34% compared to 50% in the same prior year period. The decrease in gross profit margin is mainly due to the decline of metal prices, increases in smelter charges, and increased per tonne production costs.

General and administrative (“G&A”) expenses in Q2 Fiscal 2016 were $4.9 million, a decrease of 20% compared to $6.1 million in Q2 Fiscal 2015. Main reduction was made in labour compensation and discretionary overhead spending. For the six months ended September 30, 2015, G&A expenses were $10.3 million compared to $10.9 million in the same prior year period. Items included in general and administrative expenses in Q2 Fiscal 2016 and the six months ended September 30, 2015 are as follows:

(i)	Amortization and depreciation of $0.4 million and $0.9 million (Q2 Fiscal 2015 - $0.6 million, six month ended September 30, 2014 - $0.9 million)

(ii)	Office and administrative expenses of $2.0 million and $3.9 million (Q2 Fiscal 2015 - $2.1 million, six months ended September 30, 2014 - $4.0 million);

(iii)	Salaries and benefits of $1.8 million and $3.6 million (Q2 Fiscal 2015 - $2.5 million, six month ended September 30 ,2014 - $3.9 million);

(iv)	Stock based compensation expense of $0.3 million and $0.5 million (Q2 Fiscal 2015 - $0.4 million, six month ended September 30, 2015 -$0.8 million); and

Management’s Discussion and Analysis	Page 13

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(v)	Professional fees of $0.5 million and $1.4 million (Q2 Fiscal 2015 - $0.5 million, six months ended September 30, 2014 -$1.2 million).

Government fees and other taxes in Q2 Fiscal 2016 and six months ended September 30, 2015 were $ 1.8 million and $3.2 million compared to $1.4 million and $3.0 million in the same respective comparative periods. Government fees include mineral resource compensation fees and environmental protection fees paid to the state and local Chinese government agencies. Other taxes were composed of surtax on value-added tax, business tax, land usage levy, stamp duty, and other miscellaneous levies, duties and taxes imposed by the state and local Chinese governments. Although government fees and other taxes vary period over period, they normally range between 4% and 5% of total sales.

Foreign exchange gain in Q2 Fiscal 2016 and six months ended September 30, 2015 were $2.0 million and $1.4 million compared to $1.6 million and $0.5 million in the same prior year periods. The foreign exchange gain or loss is mainly driven by the fluctuations of the RMB and US dollar against the functional currency of the entities.

Gain on disposal of plant and equipment in Q2 Fiscal 2016 and six months ended September 30, 2015 were $22 and $15 compared to a loss of $14 and $14 in the same respective comparative periods.

Share of gain in an associate in Q2 Fiscal 2016 and six months ended September 30, 2015 were $179 and $101 compared to gain of $90 and loss of $42 in the same respective comparative periods. This represents the Company’s equity pickup in New Pacific Metals Corp. (“New Pacific”). The Company recorded on the statement of income its proportionate share of New Pacific’s net gain or loss, as the Company is able to exercise significant influence over the financial and operating policies of New Pacific.

Loss on investments in Q2 Fiscal 2016 and six months ended September 2015 were $nil compared to $nil and $15 in the same comparative periods. The Company acquired equity interests in other publicly-traded mining companies on the open market or by participating in private placements. These equity interests, including common shares and warrants are for long-term investment purpose. Due to their nature, warrants meet the definition of derivatives and are accounted for as “Fair value through profit and loss” (“FVTPL”). The fair value of warrants was determined using the Black-Scholes pricing model as at the acquisition date as well as at each period end. Gain or loss in such securities, arising from changes in the fair value of the warrants, is included in net income for the period in which they arise.

Finance income in Q2 Fiscal 2016 and six months ended September 30, 2015 were $264 and $541 compared to $268 and $432 in the same respective comparative periods. The Company invests in high yield short-term investments as well as long-term corporate bonds.

Finance costs in Q2 Fiscal 2016 and six months ended September 30, 2015 were $139 and $471 compared to $39 and $71 in the same respective comparative periods. As the Company does not have any interest bearing debt, the finance cost in the current period relates to the unwinding of discount of environmental rehabilitations provision and the interest on the SGX mine right fee payable.

Income tax expense in Q2 Fiscal 2016 was $ 1.5 million compared to $4.1 million in Q2 Fiscal 2015. The income tax expenses recorded in Q2 Fiscal 2016 included current income tax expense of $ $0.1 million (Q2 Fiscal 2015 - $3.1 million) and deferred income tax expense of $1.4 million (Q2 Fiscal 2015 - $1.0 million). Current income tax expense decreased due to lower taxable income.

For the six months ended September 30, 2015 income tax expense were $1.8 million compared to $7.8 million in the same prior year period. The income tax expense recorded in six months ended September 30, 2015 included current income tax expense of $ 0.3 million (six months ended September 30, 2014 -$6.0 million and deferred income tax expense of $ 1.4 million (six months ended September 30, 2014 -$1.8 million).

5.	Liquidity and Capital Resources

Cash and cash equivalents and short-term investments as at September 30, 2015 were $70.7 million.

Management’s Discussion and Analysis	Page 14

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Working capital as at September 30, 2015 was $43.9 million.

Cash flows provided by operating activities were $4.6 million or $0.03 per share in Q2 Fiscal 2016 compared to $20.1 million or $0.12 per share in Q2 Fiscal 2015. For the six months ended September 30, 2015, cash flow provided by operating activities were $18.0 million or $0.11 per share compared to $33.9 million and $0.20 per share in the same prior year period. The decrease in cash flows from operations is mainly due to lower operating earnings.

Cash flows provided by investing activities were $2.0 million in Q2 Fiscal 2016, comprising mainly of net redemptions of short-term investments of $5.7 million and offset by cash used in capital expenditures of $3.6 million. For Q2 Fiscal 2015, cash used in investing activities were $11.8 million, comprising mainly of cash used in capital expenditures of $10 million and net purchase of short-term investments of $1.9 million.

For the six months ended September 30, 2015, cash flows used in the investing activities were $6.0 million, comprising mainly of cash used in capital expenditures of $12.0 million, offset by net redemptions of short-term investments of $6.0 million. In the same prior year period, cash flow used in investing activities were $18.0 million, comprising mainly of cash used in capital expenditures of $17.9 million.

Cash flows used in financing activities were $1.9 million in Q2 Fiscal 2016, compared to $3.4 million used in the same prior year quarter. Cash used in financing activities were $0.6 million dividends paid to the shareholders of the Company and $ 1.3 million used to repurchase 1,638,252 common shares of the Company as part of the Company’s normal course issuer bid.

For the six months ended September 30, 2015, cash flows used in financing activities were $2.6 million, comprising mainly of $1.3 million cash dividend paid and $1.3 million for the share buyback. In the same prior year period, cash flows used in financing activities were $4.1 million, comprising mainly of $2.6 million distributions to non-controlling interests and $1.6 cash dividends paid to the shareholders of the Company.

Contractual commitments and contingencies not disclosed elsewhere in this Management’s Discussion and Analysis are as follows:

	Total	Less than 1 year	1-5 years	After 5 years
Operating leases	$4,863	$573	$3,256	$1,034
Commitments	$6,418	$-	$-	$6,418

As of September 30, 2015, the Company has two office rental agreements totaling $4,863 for the next eight years and commitments of $6,418 related to the GC property. During the three and six months ended September 30, 2015, the Company incurred rental expenses of $145 and $335, respectively (three and six months ended September 30, 2014 - $317 and $629, respectively), which were included in office and administrative expenses on the condensed consolidated interim statements of income.

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. As at September 30, 2015 and March 31, 2015, no contingent liabilities were accrued.

Available sources of funding

The Company does not have unlimited resources and its future capital requirements will depend on many factors, including, among others, cash flow from operations. To the extent that its existing resources and the funds generated by future income are insufficient to fund the Company’s operations, the Company may need to raise additional funds through public or private debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common stock. No assurance can be given

Management’s Discussion and Analysis	Page 15

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

that additional financing will be available or that, if available, can be obtained on terms favourable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay, limit or eliminate some or all of its proposed operations. The Company believes it has sufficient capital to meet its cash needs for the next 12 months, including the costs of compliance with continuing reporting requirements.

6.	Financial Instruments and Related Risks

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis. There have been no significant changes in the financial risks facing the Company since March 31, 2015.

(a)	Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements.

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy at September 30, 2015 that are not otherwise disclosed. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. As of September 30, 2015 and March 31, 2015, the Company did not have financial liabilities measured at fair value on a recurring basis.

	Fair value as at September 30, 2015
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$67,216	$-	$-	$67,216
Common shares of publicly traded companies	614	-	-	614
Yongning Smelting Co. Ltd.(1)	-	-	-	-
Jinduicheng Xise (Canada) Co. Ltd.(1)	-	-	-	-

(1) Level 3 financial instruments

	Fair value as at March 31, 2015
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$60,179	$-	$-	$60,179
Common shares of publicly traded companies	892	-	-	892
Yongning Smelting Co. Ltd.(1)	-	-	-	-
Jinduicheng Xise (Canada) Co. Ltd.(1)	-	-	-	-

(1) Level 3 financial instruments

Management’s Discussion and Analysis	Page 16

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The fair value of other financial instruments excluded from the table above approximates their carrying amounts as of September 30, 2015 and March 31, 2015, respectively.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

	September 30, 2015
	Within a year	2-3 years	4-5 years	Total
Mine right fee payable	$4,259	$6,865	$2,785	$13,909
Accounts payable and accrued liabilities	34,256	-	-	34,256
	$38,515	$6,865	$2,785	$48,165

(c)	Foreign exchange risk

The Company undertakes transactions denominated in foreign currencies and is exposed to foreign exchange risk arising from such transactions.

The Company conducts its mining operations in China and thereby the majority of the Company’s assets, liabilities, revenues and expenses are denominated in RMB, which is tied to a basket of currencies of China’s largest trading partners.

The Company currently does not engage in foreign currency hedging, and the exposure of the Company’s financial assets and financial liabilities to foreign exchange risk is summarized as follows:

	September 30, 2015	March 31, 2015
Financial assets denominated in U.S. Dollars	$20,191	$20,838
Financial assets denominated in Chinese RMB	$47,781	$44,133

As at September 30, 2015, with other variables unchanged, a 1% strengthening (weakening) of the RMB against the USD would have increased (decreased) net income before income taxes by approximately $0.6 million.

As at September 30, 2015, with other variables unchanged, a 1% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income before income taxes by approximately $0.2 million.

7.	Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

8.	Transactions with Related Parties

Related party transactions not disclosed elsewhere in this MD&A are as follows:

Due from related parties	September 30, 2015	March 31, 2015
NUX (a)	$130	$15
Henan Non-ferrous Geology Bureau (b)	17	18
	$147	$33

Management’s Discussion and Analysis	Page 17

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(a)

According to a services and administrative costs reallocation agreement between the Company and NUX, the Company recovers costs for services rendered to NUX and expenses incurred on behalf of NUX. During the three and six months ended September 30, 2015, the Company recovered $87 and $137, respectively (for three and six months ended September 30, 2014 - $81 and $138, respectively) from NUX for services rendered and expenses incurred on behalf of NUX. The costs recovered from NUX were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

(b)	Henan Non-ferrous Geology Bureau (“Henan Geology Bureau”) is a 22.5% equity interest holder of Henan Found.

(c)

For the three and six months ended September 30, 2015, the Company paid $nil and $376, respectively (for three and six months ended September 30, 2014 - $91 and $217, respectively) consulting fees to Greensea Management Ltd., a private consulting services company controlled by a former officer of the Company.

(d)

For the three and six months ended September 30, 2015, the Company paid $nil (for three and six months ended September 30, 2014 - $nil and $140, respectively) consulting fees to Parkside Management Limited, a private consulting services company controlled by a director of the Company.

(e)

The Company rents a Beijing office from a relative of a director and officer of the Company for $21 (RMB ¥130,746) per month. For the three and six months ended September 30, 2015, total rents were $63 and $126, respectively (for three and six months ended September 30, 2014 - $63 and $126, respectively).

Transactions with related parties are made on normal commercial terms and are considered to be at arm’s length. The balances with related parties are unsecured, non-interest bearing, and due on demand.

9.	Alternative Performance (Non-IFRS) Measures

The following alternative performance measures are used by the Company to manage and evaluate operating performance of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance, but do not have standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures, the following tables provides the reconciliation of these measures to the financial statements for the three and six months ended September 30, 2015 and 2014:

(a)	Cash and Total Cost per Ounce of Silver

The Company assesses this measure in a manner that isolates the impacts of silver production volumes, the by-product credits, and operating costs fluctuations. The Company believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure, operating profitability and ability to generate cash flows. The Company includes by-product credits from lead, zinc and gold, as the Company considers these metals is incidental to the silver production process and as a result, the cost to produce the silver is reduced. Cash and total costs on a by-product basis are calculated by deducting by-product lead, zinc and gold sales revenues from the Company’s cash and total cost of sales, respectively. The following table provides a reconciliation of cash and total cost per ounce of silver, net of by-product credits for the three and six months ended September 30, 2015 and 2014:

Management’s Discussion and Analysis	Page 18

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Three months ended September 30, 2015
			Ying Mining
			District	GC	Total
Cost of sales		A	$14,884	$3,501	$18,385
Amortization and depletion			(3,370)	(599)	(3,969)
Total cash cost		B	11,514	2,902	14,416
By-product sales	By-product per ounce of silver
Lead	(7.24)		(8,039)	(1,083)	(9,122)
Zinc	(2.11)		(838)	(1,820)	(2,658)
Gold	(0.41)		(506)	(13)	(519)
Other	(0.16)		-	(202)	(202)
Total by-product sales		C	(9,383)	(3,118)	(12,501)
Silver ounces sold ('000s)		D	1,132	128	1,260
Total production cost per ounce of silver, net of by-product credits		(A+C)/D	$4.86	$2.99	$4.67
Total cash cost per ounce of silver, net of by-product credits		(B+C)/D	$1.88	$(1.69)	$1.52

Total production cost per ounce of silver, before by-product credits		A/D	$13.15	$27.35	$14.59
Total cash cost per ounce of silver, before by-product credits		B/D	$10.17	$22.67	$11.44

Three months ended September 30, 2014
			Ying Mining
			District	GC	Total
Cost of sales		A	$14,723	$4,154	$18,877
Amortization and depletion			(3,141)	(1,547)	(4,688)
Total cash cost		B	11,582	2,607	14,189
By-product sales	By-product per ounce of silver
Lead	(8.03)		(9,759)	(1,060)	(10,819)
Zinc	(2.89)		(1,364)	(2,538)	(3,902)
Gold	(0.49)		(655)	-	(655)
Other	(0.10)		-	(130)	(130)
Total by-product sales		C	(11,778)	(3,728)	(15,506)
Silver ounces sold ('000s)		D	1,251	97	1,348
Total production cost per ounce of silver, net of by-product credits		(A+C)/D	$2.35	$4.39	$2.50
Total cash cost per ounce of silver, net of by-product credits		(B+C)/D	$(0.16)	$(11.59)	$(0.98)

Total production cost per ounce of silver, before by-product credits		A/D	$11.77	$42.82	$14.00
Total cash cost per ounce of silver, before by-product credits		B/D	$9.26	$26.88	$10.53

Six months ended September 30, 2015
			Ying Mining
			District	GC	Total
Cost of sales		A	$30,217	$8,932	$39,149
Amortization and depletion			(7,169)	(1,354)	(8,523)
Total cash cost		B	23,048	7,578	30,626
By-product sales	By-product per ounce of silver
Lead	(7.42)		(16,691)	(2,812)	(19,503)
Zinc	(2.16)		(1,775)	(3,896)	(5,671)
Gold	(0.48)		(1,230)	(23)	(1,253)
Other	(0.14)		-	(376)	(376)
Total by-product sales		C	(19,696)	(7,107)	(26,803)
Silver ounces sold ('000s)		D	2,321	309	2,630
Total production cost per ounce of silver, net of by-product credits		(A+C)/D	$4.53	$5.91	$4.69
Total cash cost per ounce of silver, net of by-product credits		(B+C)/D	$1.44	$1.52	$1.45

Total production cost per ounce of silver, before by-product credits		A/D	$13.02	$28.91	$14.89
Total cash cost per ounce of silver, before by-product credits		B/D	$9.93	$24.52	$11.64

Management’s Discussion and Analysis	Page 19

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Six months ended September 30, 2014
			Ying Mining
			District	GC	Total
Cost of sales		A	$28,173	$4,154	$32,327
Amortization and depletion			(5,912)	(1,547)	(7,459)
Total cash cost		B	22,261	2,607	24,868
By-product sales	By-product per ounce of silver
Lead	(7.87)		(18,412)	(1,060)	(19,472)
Zinc	(1.89)		(2,126)	(2,538)	(4,664)
Gold	(0.56)		(1,396)	-	(1,396)
Other	(0.05)		-	(130)	(130)
Total by-product sales		C	(21,934)	(3,728)	(25,662)
Silver ounces sold ('000s)		D	2,377	97	2,474
Total production cost per ounce of silver, net of by-product credits		(A+C)/D	$2.62	$4.39	$2.69
Total cash cost per ounce of silver, net of by-product credits		(B+C)/D	$0.14	$(11.59)	$(0.32)

Total production cost per ounce of silver, before by-product credits		A/D	$11.85	$42.82	$13.07
Total cash cost per ounce of silver, before by-product credits		B/D	$9.37	$26.88	$10.05

(b)	Cash and Total Cost per Ounce of Gold (BYP Mine)

There is no production at the BYP mine in the current periods, and the reconciliation of cash and total cost per ounce of gold at BYP for the prior year periods are as follows:

BYP Mine
		Three months ended	Six months ended
		September 30, 2014	September 30, 2014
Cost of sales	A	$17	$1,530
Amortization and depletion		11	(300)
Total cash cost	B	28	1,230
By-product sales
Zinc		-	-
Total by-product sales	C	-	-
Gold ounces sold ('000s)	D	0.1	2.7
Total production cost per ounce of gold, net of by-product credits	(A+C)/D	$229	$565
Total cash cost per ounce of gold, net of by-product credits	(B+C)/D	$386	$454

Total production cost per ounce of gold, before by-product credits	A/D	$229	$565
Total cash cost per ounce of gold, before by-product credits	B/D	$386	$454

(c)	All-in & All-in Sustaining Cost per Ounce of Silver

All-in sustaining cost (“AISC”) per ounce and all-in cost (“AIC”) per ounce of silver are non-IFRS measures calculated based on guidance developed by the World Gold Council in an effort to provide a comparable standard within the precious metal industry. The measures do not have standardized meaning and should not be considered in isolation or as a substitute for measures of performance prepared in accordance to IFRS. These measures are used by the Company to manage and evaluate operating performance at each of the Company’s mining units and consolidated group, and are widely reported in the silver mining industry as a benchmark for performance.

AISC is an extension of the “cash cost” metric and provides a comprehensive measure of the Company’s operating performance and ability to generate cash flows. AISC is based on the Company’s cash production costs, net of by-product sales, and further include corporate general and administrative expense, government fee and other taxes, reclamation cost accretion, and sustaining capital expenditures. The Company believes that this measure represents the total sustainable costs of producing silver from current operations.

AIC further extends the AISC metric by including non-sustaining expenditures, mainly investment capital expenditures, which are deemed expansionary in nature that result in an increase in asset life, expanded mineral resources and reserves, or higher capacity and productivity.

Management’s Discussion and Analysis	Page 20

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following tables provide a detailed reconciliation of these measures for the three and six months ended September 30, 2015 and 2014:

		Ying Mining			Developing
Three months ended September 30, 2015		District	BYP	GC	Projects	Corporate	Total
Cost of sales (as reported)		$14,884	$-	$3,501	$-	$-	$18,385
Depreciation, amortization and depletion		$(3,370)	$-	$(599)	$-	$-	$(3,969)
By-products credits		$(9,383)	$-	$(3,118)	$-	$-	$(12,501)
Total cash cost, net of by-product credits		$2,131	$-	$(216)	$-	$-	$1,915
General & administrative		1,506	201	540	164	2,496	4,907
Amorization included in general & adminnistrative		(168)	(118)	(70)	-	(75)	(431)
Government fees and other taxes		1,534	-	301	6	6	1,847
Reclamation accretion		105	9	8	2	-	124
Sustaining capital		6,074	-	1,194	-	-	7,268
All-in sustaining cost, net of by-product credits	A	$11,182	$92	$1,757	$172	$2,427	$15,630
Investment capital		2,468	-	137	-	-	2,605
All-in cost, net of by-product credits	B	$13,650	$92	$1,894	$172	$2,427	$18,235
Ounces of silver sold	C	1,132	-	128	-	-	1,260
All-in sustaining cost per ounce of silver, net of by-product credits	A/C	$9.88	$-	$13.73	$-	$-	$12.40
All-in cost per ounce of silver, net of by-product credits	B/C	$12.06	$-	$14.80	$-	$-	$14.47

		Ying Mining			Developing
Three months ended September 30, 2014		District	BYP	GC	Projects	Corporate	Total
Cost of sales (as reported)		14,723	17	4,154	-	-	18,894
Depreciation, amortization and depletion		(3,141)	11	(1,547)	-	-	(4,677)
By-products credits		(11,778)	-	(3,728)			(15,506)
Total cash cost, net of by-product credits		$(196)	$28	$(1,121)	$-	$-	$(1,289)
General & administrative		1,384	734	876	108	2,997	6,099
Amorization included in general & adminnistrative		(160)	(74)	(231)	(29)	(98)	(592)
Government fees and other taxes		1,306	3	62	19	6	1,396
Reclamation accretion		25	6	6	2	-	39
Sustaining capital		7,251	24	-	-	163	7,438
All-in sustaining cost, net of by-product credits	A	$9,610	$721	$(408)	$100	$3,068	$13,091
Investment capital		19,773	100	1,053	(153)	-	20,773
All-in cost, net of by-product credits	B	$29,383	$821	$645	$(53)	$3,068	$33,864
Ounces of silver sold[1]	C	1,251	4	97	-	-	1,352
All-in sustaining cost per ounce of silver, net of by-product credits	A/C	$7.68	$180.25	$(4.22)	$-	$-	$9.68
All-in cost per ounce of silver, net of by-product credits	B/C	$23.49	$205.25	$6.64	$-	$-	$25.05
1 BYP gold ounces converted to silver equivalent using a ratio of 50:1.

		Ying Mining			Developing
Six months ended September 30, 2015		District	BYP	GC	Projects	Corporate	Total
Cost of sales (as reported)		$30,217	$-	$8,932	$-	$-	$39,149
Depreciation, amortization and depletion		(7,169)	-	(1,354)	-	-	(8,523)
By-products credits		(19,696)	-	(7,107)	-	-	(26,803)
Total cash cost, net of by-product credits		$3,352	$-	$471	$-	$-	$3,823
General & administrative		3,593	513	1,043	245	4,857	10,251
Amorization included in general & adminnistrative		(337)	(234)	(129)	(154)	-	(854)
One-time adjustment		-	-	-	-	(322)	(322)
Government fees and other taxes		2,736	1	432	5	22	3,196
Reclamation accretion		208	19	16	5	-	248
Sustaining capital		12,554	154	1,577	-	5	14,290
All-in sustaining cost, net of by-product credits	A	$22,106	$453	$3,410	$101	$4,562	$30,632
Investment capital		3,097	-	158	-	-	3,255
All-in cost, net of by-product credits	B	$25,203	$453	$3,568	$101	$4,562	$33,887
Ounces of silver sold	C	2,321	-	309	-	-	2,630
All-in sustaining cost per ounce of silver, net of by-product credits	A/C	$9.52	$-	$11.04	$-	$-	$11.65
All-in cost per ounce of silver, net of by-product credits	B/C	$10.86	$-	$11.55	$-	$-	$12.88

Management’s Discussion and Analysis	Page 21

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

		Ying Mining			Developing
Six months ended September 30, 2014		District	BYP	GC	Projects	Corporate	Total
Cost of sales (as reported)		28,173	1,530	4,154	-	-	33,857
Depreciation, amortization and depletion		(5,912)	(300)	(1,547)	-	-	(7,759)
By-products credits		(21,934)	-	(3,728)			(25,662)
Total cash cost, net of by-product credits		$327	$1,230	$(1,121)	$-	$-	$436
General & administrative		3,219	1,005	876	210	5,557	10,867
Amorization included in general & adminnistrative		(319)	(126)	(232)	(57)	(199)	(933)
Government fees and other taxes		2,840	32	62	20	23	2,977
Reclamation accretion		49	12	6	4	-	71
Sustaining capital		13,952	504	-	-	164	14,620
All-in sustaining cost, net of by-product credits	A	$20,068	$2,657	$(409)	$177	$5,545	$28,038
Investment capital		22,230	232	1,505	525	-	24,492
All-in cost, net of by-product credits	B	$42,298	$2,889	$1,096	$702	$5,545	$52,530
Ounces of silver sold[1]	C	2,377	136	97	-	-	2,610
All-in sustaining cost per ounce of silver, net of by-product credits	A/C	$8.44	$19.54	$(4.22)	$-	$-	$10.74
All-in cost per ounce of silver, net of by-productcredits	B/C	$17.79	$21.24	$11.30	$-	$-	$20.14
1 BYP gold ounces converted to silver equivalent using a ratio of 50:1.

(d)	Average Production Cost

The Company assesses average production cost as the total production cost on a co-product basis. This is calculated by allocating the Company’s total cost of sales to each co-product based on the ratio of actual sales volumes multiplied by realized sales prices. The following table provides a reconciliation of average production cost for the three and six months ended September 30, 2015 and 2014:

Average Production Cost		Three months ended September 30, 2015				(in 000's)
Direct mining and milling cost						14,416
Depreciation, amortization and depletion						3,969
Cost of sales						18,385
	Silver	Gold	Lead	Zinc	Other	Total
Metals revenue	14,712	519	9,122	2,658	202	27,213
Ratio of metals sold	54%	2%	34%	10%	1%	100%
Cost of sales allocated to metals	9,939	351	6,163	1,796	136	18,385
Metals produced('000s)	1,260	0.7	13,161	4,631	14,317
Average production cost ($/unit)	$7.89	$523	$0.47	$0.39	$0.01

Average Production Cost		Three months ended September 30, 2014				(in 000's)
Direct mining and milling cost						14,217
Depreciation, amortization and depletion						4,677
Cost of sales						18,894
	Silver	Gold	Lead	Zinc	Other	Total
Metals revenue	21,734	749	10,818	3,902	130	37,333
Ratio of metals sold	58%	2%	30%	10%	0%	100%
Cost of sales allocated to metals	10,999	379	5,668	1,975	66	18,894
Metals produced ('000s)	1,348	0.9	14,093	5,203	11,343
Average production cost ($/unit)	$8.16	$441	$0.39	$0.38	$0.01

Average Production Cost		Six months ended September 30, 2015				(in 000's)
Direct mining and milling cost						30,626
Depreciation, amortization and depletion						8,523
Cost of sales						39,149
	Silver	Gold	Lead	Zinc	Sulphur	Total
Metals revenue	32,630	1,253	19,503	5,671	376	59,433
Ratio of metals sold	55%	2%	33%	10%	1%	100%
Cost of sales allocated to metals	21,494	825	12,847	3,736	248	39,149
Metals produced[1] ('000s)	2,630	1.5	27,508	9,032	26,532
Average production cost ($/unit)	$8.17	$535	$0.47	$0.41	$0.01

Management’s Discussion and Analysis	Page 22

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Average Production Cost		Six months ended September 30, 2014				(in 000's)
Direct mining and milling cost						26,098
Depreciation, amortization and depletion						7,759
Cost of sales						33,857
	Silver	Gold	Lead	Zinc	Other	Total
Metals revenue	39,512	4,171	19,472	4,664	130	67,949
Ratio of metals sold	58%	6%	29%	7%	0%	100%
Cost of sales allocated to metals	19,688	2,078	9,702	2,324	65	33,857
Metals produced('000s)	2,474	4.3	25,622	6,414	11,343
Average production cost ($/unit)	$7.96	$481	$0.38	$0.36	$0.01

(e)	Production Costs per Tonne

Three months ended September 30, 2015	Total costs	Tonnage of ore	Per tonne costs
	('000US$)	(tonne)	(USD/tonne)
Cash mining costs	$13,167	240,560	$54.73
Non-cash mining costs	4,698	240,560	19.53
Shipping costs	726	240,560	3.02
Cash milling costs	3,126	245,401	12.74
Non-cash milling costs	534	245,401	2.17
Total	$22,251		$92.19
Add: stockpile and concentrate inventory - Beginning	3,390
Less: stockpile and concentrate inventory - Ending	(6,643)
Adjustment for foreign exchange movement	(613)
Cost of sales	$18,385

Three months ended September 30, 2014	Total costs	Tonnage of ore	Per tonne costs
	('000US$)	(tonne)	(USD/tonne)
Cash mining costs	$10,914	278,377	$39.21
Non-cash mining costs	3,983	278,377	14.31
Shipping costs	863	278,377	3.10
Cash milling costs	3,847	278,271	13.82
Non-cash milling costs	780	278,271	2.80
Total	$20,387		$73.24
Add: stockpile and concentrate inventory - Beginning	1,503
Less: stockpile and concentrate inventory - Ending	(2,524)
Adjustment for foreign exchange movement	(472)
Cost of sales	$18,894

Six months ended September 30, 2015	Total costs	Tonnage of ore	Per tonne costs
	('000US$)	(tonne)	(USD/tonne)
Cash mining costs	$25,885	474,393	$54.56
Non-cash mining costs	8,304	474,393	17.50
Shipping costs	1,403	474,393	2.96
Cash milling costs	6,242	472,358	13.21
Non-cash milling costs	1,076	472,358	2.28
Total	$42,910		$90.51
Add: stockpile and concentrate inventory - Beginning	3,025
Less: stockpile and concentrate inventory - Ending	(6,643)
Adjustment for foreign exchange movement	(143)
Cost of sales	$39,149

Management’s Discussion and Analysis	Page 23

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

SIx months ended September 30, 2014	Total costs	Tonnage of ore	Per tonne costs
	('000US$)	(tonne)	(USD/tonne)
Cash mining costs	$19,882	488,064	$40.74
Non-cash mining costs	6,246	488,064	12.80
Shipping costs	1,691	488,064	3.46
Cash milling costs	6,314	478,299	13.20
Non-cash milling costs	1,206	478,299	2.52
Total	$35,339		$72.72
Add: stockpile and concentrate inventory - Beginning	1,109
Less: stockpile and concentrate inventory - Ending	(2,524)
Adjustment for foreign exchange movement	(67)
Cost of sales	$33,857

10.	Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements. These critical accounting estimates represent management estimates that are uncertain and any changes in these estimates could materially impact the Company’s financial statements. Management continuously reviews its estimates and assumptions using the most current information available. The Company’s critical accounting policies and estimates are described in Note 2 of the unaudited condensed consolidated financial statements as of and ended September 30, 2015, as well as the audited consolidated financial statements as of and ended March 31, 2015.

(i)	Ore reserve and mineral resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological and technical data on the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires complex engineering and geological judgements to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with engineering and geological assumptions and judgements made in estimating the size and grade of the ore body.

The Company estimates ore reserves in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous assumptions including:

  Future production estimates – which include proved and probable reserves, resource estimates and committed expansions;

  Expected future commodity prices, based on current market price, forward prices and the Company’s assessment of the long-term average price; and

  Future cash costs of production, capital expenditure and rehabilitation obligations.

As the economic assumptions used may change and as additional geological information is produced during the operation of a mine, estimates of reserves may change. Such changes may impact the Company’s reported financial posit ion and results which include:

  The carrying value of mineral rights and properties and plant and equipment may be affected due to changes in estimated future cash flows;

  Depreciation and depletion charges in net income may change where such charges are determined using the units of production method, or where the useful life of the related assets change; and

  The recognition and carrying value of deferred income tax assets may change due to changes in the judgements regarding the existence of such assets and in estimates of the likely recovery of such assets.

Management’s Discussion and Analysis	Page 24

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(ii)	Impairment of assets

Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices (considering current and historical prices, price trends and related factors), discount rates, operating costs, future capital requirements, closure and rehabilitation costs, exploration potential, reserves and operating performance (which includes production and sales volumes). These estimates and assumptions are subject to risk and uncertainty. Therefore, there is a possibility that changes in circumstances will impact these projections, which may impact the recoverable amount of assets and/or cash generating units. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of estimated future cash flows arising from the continued use of the asset, which includes estimates such as the cost of future expansion plans and eventual disposal, using assumptions that an independent market participant may take into account. Cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

11.	Changes in Accounting Standards

IFRS 15 – Revenue from contracts with customers, the standard on revenue from contacts with customers was issued on May 28, 2014 and may be effective for annual reporting periods beginning on or after January 1, 2018, for public entities with early adoption permitted. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt the guidance. The Company is assessing impact of this standard.

12.	Other MD&A Requirements

Additional information relating to the Company:

(a)	may be found on SEDAR at www.sedar.com;

(b)	may be found at the Company’s web-site www.silvercorpmetals.com;

(c)	may be found in the Company’s Annual Information Form; and,

(d)	is also provided in the Company’s annual audited consolidated financial statements as of March 31, 2015.

13.	Outstanding Share Data

As at the date of this MD&A, the following securities were outstanding:

(a)	Share Capital

Authorized - unlimited number of common shares without par value

Issued and outstanding - 169,245,556 common shares with a recorded value of $232.2 million

Shares subject to escrow or pooling agreements - $nil.

Management’s Discussion and Analysis	Page 25

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b)	Options

As at the date of this report, the outstanding options comprise the following:

Number of Options	Exercise Price (CAD$)	Expiry Date
173,781	12.16	4/Jan/16
149,500	14.96	7/Apr/16
193,500	9.20	4/Jun/16
225,500	7.27	24/Nov/16
371,500	6.69	5/Mar/17
214,000	6.53	17/Jun/17
277,500	5.35	8/Aug/17
280,000	5.40	3/Dec/17
278,000	3.91	7/Mar/18
282,000	3.25	2/Jun/18
369,000	3.41	12/Sep/18
274,000	2.98	21/Jan/19
675,000	1.75	29/May/19
423,450	1.76	14/Oct/19
1,825,000	1.43	2/Jun/20
6,011,731

14.	Risks and Uncertainties

The Company is exposed to many risks in conducting its business, including but not limit to: metal price risk as the Company derives its revenue from the sale of silver, lead, zinc, and gold; credit risk in the normal course of dealing with other companies and financial institutions; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; equity price risk and interest rate risk as the Company has investments in marketable securities that are traded in the open market or earn interest at market rates that are fixed to maturity or at variable interest rates; inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; and environmental risk.

Management and the Board of Directors continuously assess risks that the Company is exposed to, and attempt to mitigate these risks where practical through a range of risk management strategies.

These and other risks are described in the Company’s Annual Information Form and NI 43-101 technical reports, which are available on SEDAR at www.sedar.com; Form 40-F; Audited Consolidated Financial Statements; and Management’s Discussion and Analysis for the year ended March 31, 2015. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Silvercorp’s business.

Due to the recent decline in metal prices, readers are especially encouraged to understand the significant impact of metal prices on the Company’s operations.

  Metal Price Risk

The Company’s sales price for lead and zinc pounds is fixed against the Shanghai Metals Exchange, while gold ounces are fixed against the Shanghai Gold Exchange and silver ounces are fixed against the Shanghai White Platinum & Silver Exchange. These metal prices traditionally move in tandem with and at marginally higher prices than those quoted on the North American and European market places. The Company’s revenues are expected to be in large part derived from the mining and sale of silver, lead, zinc, and gold contained in metal concentrates. The prices of those commodities has fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control including international and regional economic and political conditions, expectations of inflation;

Management’s Discussion and Analysis	Page 26

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

currency exchange fluctuations; interest rates; global or regional supply and demand for jewellery and industrial products containing silver and other metals; sale of silver and other metals by central banks and other holders, speculators and producers of silver and other metals; availability and costs of metal substitutes; and increased production due to new mine developments and improved mining and production methods. The price of base and precious metals may have a significant influence on the market price of the Company’s shares and the value of the properties. The effect of these factors on the price of base and precious metals, and therefore the viability of the Company’s exploration projects, cannot be accurately predicted.

If silver and other metals prices were to decline significantly or for an extended period of time, the Company may be unable to continue operations, develop the properties or fulfil obligations under agreements with the Company’s joint venture partners or under its permits or licenses.

15.	Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), as appropriate to allow for timely decision about public disclosure.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as at September 30, 2015, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administration. The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on this evaluation, management concluded that the disclosure controls and procedures (as defined in Rule 13a-15(e) under Securities Exchange Act of 1934) are effective in providing reasonable assurance that the information required to be disclosed in annual filings, interim filings, and other reports we filed or submitted under United States and Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

16.	Changes in Internal Control over Financial Reporting

There was no change in the Company’s internal control over financial reporting that occurred during the quarter that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

17.	Directors and Officers

As at the date of this report, the Company’s Directors and Officers are as follows:

Directors	Officers
Dr. Rui Feng, Director, Chairman	Rui Feng, Chief Executive Officer
Yikang Liu, Director	Derek Liu, Chief Financial Officer
Paul Simpson, Director	Lorne Waldman, Senior Vice President
David Kong, Director	Peter Torn, Corporate Secretary & General Counsel
Malcolm Swallow, Director	Luke Liu, Vice President, China Operations

Mr. Alex Zhang, P.Geo., Vice President, Exploration of the Company, is a Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this MD&A.

Forward Looking Statements

Certain of the statements and information in this MD&A constitute “forward-looking statements” within the

Management’s Discussion and Analysis	Page 27

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things:

  the price of silver and other metals;

  estimates of the Company’s revenues and capital expenditures;

  estimated ore production and grades from the Company’s mines in the Ying Mining District; and;

  timing of receipt of permits and regulatory approvals.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to, fluctuating commodity prices;

  fluctuating currency exchange rates;

  increasing labour costs;

  exploration and development programs;

  feasibility and engineering reports;

  permits and licenses;

  operations and political conditions;

  regulatory environment in China and Canada;

  environmental risks; and

  risks and hazards of mining operations.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading “Risks and Uncertainties” and elsewhere. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

Management’s Discussion and Analysis	Page 28